UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q1 2022 Investor Presentation

 First Quarter 2022  Financial Results  Raviv Zoller | President and CEO  May 11, 2022

 Important legal notes  2  Disclaimer and safe harbor for forward-looking statements  The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in ICL Group Ltd. (ICL Group or company) securities or in any securities of its affiliates or subsidiaries.  This presentation and/or other oral or written statements made by ICL Group during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, its 2022 guidance, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters.  Because such statements deal with future events and are based on ICL Group’s current expectations, they could be impacted or be subjected to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in the company’s Annual Report on Form 20-F for the year ended December 31, 2021, and in subsequent filings with the Tel Aviv Stock Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Therefore, actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements.  Although the company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance expectations will be achieved. Except as otherwise required by law, ICL Group disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.  Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however, ICL Group disclaims the accuracy and completeness of such information, which is not guaranteed. Internal estimates and studies, which the company believes to be reliable, have not been independently verified. The company cannot assure such data is accurate or complete.  Included in this presentation are certain non-GAAP financial measures, such as adjusted operating income, adjusted operating income margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. Please note other companies may calculate similarly titled non‑GAAP financial measures differently than ICL Group and definitions of these measures may differ from those used by other companies or such companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-GAAP financial measures as tools for comparison. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Please refer to the company’s first quarter 2022 press release for the period ended March 31, 2022, and the appendix to this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.

 3  First quarter overview  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.  Record sales – up more than $1 billion  Adjusted EBITDA(1) crossed $1 billion – all-time record high  Record quarterly results for all specialties businesses  Another quarter of profitable growth and strong cash generation, with cost efficiency initiatives on-track  Strengthened position as consistent and reliable global partner, amidst supply chain challenges   Dividend of 23.83 cents per share, or $306.5M, vs. 5.25 cents, or $67M, in 1Q’21  Expanding long-term specialties focus, while benefitting from market upside

 Key first quarter financial metrics  4  Substantial year-over-year improvement  Operating Cash Flow  Adjusted EBITDA(1)  US$M  US$M  Up +$1B YoY  Up 232% YoY  Up $119M YoY  Sales  US$B  (1) Adjusted EBITDA is a non-GAAP financial measure, and an updated calculation can be found in the reconciliation tables in the appendix.

 First quarter 2022  5  Key financial highlights  (1) Adjusted operating income and margin, adjusted net income, attributable, adjusted EBITDA and margin, adjusted EPS, and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix. (2) 1Q’22 tax expenses amounted to $211 million, reflecting an effective tax rate of 24%, compared to $23 million in 1Q’21, reflecting an effective tax rate of 14%.  US$Mex. per share  1Q’22  1Q’21  YoY Change  Sales   $2,525    $1,510   67%  Gross profit   $1,245    $495   152%  Gross margin  49.3%  32.8%  1,653 bps  Operating income   $902    $185   388%  Adjusted operating income(1)  $880  $185  376%  Adjusted operating margin(1)  34.9%  12.3%  2,260 bps  Net income, attributable(2)  $632  $135  368%  Adjusted net income, attributable(1)  $613  $135  354%  Adjusted EBITDA(1)   $1,002    $302   232%  Adjusted EBITDA margin(1)  39.7%  20.0%  1,968 bps  Diluted earnings per share  $0.49  $0.11  345%  Adjusted diluted EPS(1)  $0.48  $0.11  356%  Operating cash flow   $325    $206   58%  Free cash flow  $218  $59  269%

 Industrial Products  6  Results driven by higher prices and long-term contracts  Sales  US$M  EBITDA(1)  US$M  Key highlights  Record quarterly sales and EBITDA  Market prices for bromine increased year-over-year   Over 70% of bromine compound sales under long-term contracts  Record phosphorous-based flame retardants results  End-market demand mixed  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.  +24%  +66%

 Potash  7  Strong pricing, amidst reduced supply  Key highlights  Average realized price per ton increased to $601, up $344 vs. $257 in 1Q’21 and up $114 vs. $487 in 4Q’21  Successful annual maintenance shutdown at Dead Sea   Production in Spain increased by 38% to 182,000 tons  Strong results for metal magnesium  Realigning ICL Boulby under Innovative Ag Solutions   (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix. Note: ICL has consolidated its specialty agriculture businesses under Innovative Ag Solutions (IAS). As a result, ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the IAS segment. The 2021 quarterly and annual restated segment data and 2020 annual restated segment data is available in the appendix.  Sales  US$M  EBITDA(1)  US$M  +128%  +626%

 Phosphate Solutions  8  Sales  US$M  EBITDA(1)  US$M  Key highlights  Record results, as specialty food and industrial sales and EBITDA continued to increase  Continued focus on driving long-term specialties profitability  YPH delivered record results, with strength in both specialties and commodities  Record phosphate fertilizer results, driven by surging prices   $247  $798  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.  Record results for specialties and commodities  Commodity  Specialty  Commodity  Specialty  $502  $94  +59%  +163%

Innovative Ag Solutions

Ongoing momentum combined with continued strategy execution





Sales
US$M
$800
$600
$400
$200
+66%
$340
$566
1Q'21
1Q'22



EBITDA(1)
US$M
$400
$300
$200
$100
$0
+233%
$33
$110
1Q'21
1Q'22

Key highlights

- Record sales and EBITDA
- Brazilian integration on-track, with results ahead of expectations
- Good start to turf and ornamental season, with solid distributor demand
- Record FertilizerpluS (Polysulphate-based) quarterly production and sales volume, combined with ICL Boulby profit contribution

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix. Note: ICL has consolidated its specialty agriculture businesses under Innovative Ag Solutions (IAS). As a result, ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the IAS segment. The 2021 quarterly and annual restated segment data and 2020 annual restated segment data is available in the appendix.

ICL 9

 Industrial  Food  Agriculture  10  Making an impact  Continued investments across focus areas  Dedicated internal unit and research resources focused on energy storage  Monetized intellectual property, through sale of Novetide shares  Innovative milk protein product for superior taste and texture   Debuted BufferMAX to increase milk fat in cattle  Expanding alternative-protein customer pipeline  Consolidating and expanding biostimulant product offerings   First fertilizer producer to obtain FPR certificate for CRF products

 First quarter summary  11  Keeping our eye on the ball  Expanding long-term specialties focus, while benefitting from market upside  Targeting consistent growth in sales and EBITDA  Increasing capacity to enable growth in specialties  Investing in R&Dto innovate and expand specialty product portfolio  Investing in sustainability  Maintaining focus on long-term customer relationships  Continuing focus on cash generation  Creating and returning valueto shareholders

 First Quarter 2022  Financial Results  Aviram Lahav  CFO

 First quarter 2022  13  Key financial highlights  (1) Adjusted operating income and margin, adjusted net income, attributable, adjusted EBITDA and margin, adjusted EPS, and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix. (2) 1Q’22 tax expenses amounted to $211 million, reflecting an effective tax rate of 24%, compared to $23 million in 1Q’21, reflecting an effective tax rate of 14%.  US$Mex. per share  1Q’22  1Q’21  YoY Change  Sales   $2,525    $1,510   67%  Gross profit   $1,245    $495   152%  Gross margin  49.3%  32.8%  1,653 bps  Operating income   $902    $185   388%  Adjusted operating income(1)  $880  $185  376%  Adjusted operating margin(1)  34.9%  12.3%  2,260 bps  Net income, attributable(2)  $632  $135  368%  Adjusted net income, attributable(1)  $613  $135  354%  Adjusted EBITDA(1)   $1,002    $302   232%  Adjusted EBITDA margin(1)  39.7%  20.0%  1,968 bps  Diluted earnings per share  $0.49  $0.11  345%  Adjusted diluted EPS(1)  $0.48  $0.11  356%  Operating cash flow   $325    $206   58%  Free cash flow  $218  $59  269%

 14  Macro overview  Global growth still strong  Inflation soaring worldwide  FX dynamics shifting across currencies  Ripple effect from conflict in Ukraine  Supply chain disruptions  Commodity prices surging  New and ongoing marketplace disruptions

 Pricing across mineral value chain  15  Commodity price upcycle  Sources: GMOP and phosphoric acid - CRU Fertilizer Week, as of 3.31.22; Supramax - Simpson Spence Young (SSY), as of March 2022; Sulfur - CRU, as of 3.31.22.  GMOP FOB NOLA  US$/ton  Phosphoric acid  CFR contract India US$/ton  Sulfur Bulk FOB Middle East Spot  US$/ton  Supramax Timecharter Average  US$/day

 First quarter 2022  16  Sales bridges  Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales  US$M  Specialty 55%  Commodity 45%  Sales by segment  US$M  Acquisitions 22%  Organic 78%  $566  $798

 First quarter 2022  17  Profit bridges  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1)  US$M  Adjusted EBITDA(1) by segment  US$M  Specialty 47%  Commodity 53%  Acquisitions 17%  Organic 83%  $110  $247  Quantity and Brazil Expansion

 Financial strength  18  Continued growth in cash flow  (1) Adjusted EBITDA and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix.  Net debt to adjusted EBITDA(1) improved to 1.0  Operating cash flow of $325M vs. $206M in 1Q’21  Free cash flow(1) of $218M vs. $59M in 1Q’21  Dividend of 23.83 cents per share vs. 5.25 cents in 1Q’21  Achieved sustainability linked loan goals   Highlights for 1Q’22

 Guidance  19  Full year 2022  (1) See guidance and non-GAAP financial measures in appendix.   Note: Adjusted EBITDA is a non-GAAP measure, see appendix for calculation.  Expect adjusted EBITDA range of $3,500 million to $3,750 million(1)   Of which, EBITDA of specialty businesses to represent between $1,300 million to $1,400 million for FY’22

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  First Quarter 2022  Financial Results

Segment changes

Consolidated specialty agriculture businesses under Innovative Ag Solutions (IAS)

Potash

US$M

	2020 FY	2021 1Q	2Q	3Q	4Q	FY
Segment sales	1,268	349	380	400	647	1,776
Sales to external customers	979	254	296	310	541	1,401
Sales to internal customers	96	22	27	27	18	94
Other and eliminations[1]	193	73	57	63	88	281
Gross profit	472	135	154	209	372	870
Segment operating income	121	29	42	84	244	399
Depreciation & amortization	152	33	38	37	40	148
Segment EBITDA	273	62	80	121	284	547

Phosphate Solutions

US$M

	2020 FY	2021 1Q	2Q	3Q	4Q	FY
Segment sales	1,816	502	582	599	571	2,254
Sales to external customers	1,663	467	539	554	527	2,087
Sales to internal customers	153	35	43	45	44	167
Segment operating income	88	42	77	88	87	294
Depreciation & amortization	204	52	56	53	46	207
Segment EBITDA	292	94	133	141	133	501

Innovative Ag Solutions

US$M

	2020 FY	2021 1Q	2Q	3Q	4Q	FY
Segment sales	1,033	340	334	504	492	1,670
Sales to external customers	1,016	337	331	495	481	1,644
Sales to internal customers	17	3	3	9	11	26
Segment operating income	17	20	21	52	42	135
Depreciation & amortization	45	13	13	15	21	62
Segment EBITDA	62	33	34	67	63	197

(1) Primarily includes salt produced in underground mine in Spain, metal magnesium-based products, and sales of excess electricity produced in Israel.

ICL 22

 Industrial Products  23  First quarter 2022  US$M  1Q Sales  2021  $398  Quantity  ($45)  Price  $149  Exchange rates  ($8)  2022  $494  US$M  1Q Segment EBITDA  2021  $122  Quantity  ($12)  Price  $149  Exchange rates  ($6)  Raw materials  ($26)  Energy  ($3)  Transportation  ($8)  Operating and other expenses  ($13)  2022  $203  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.  Industrial Products US$M  1Q’22  1Q’21  Segment sales  $494  $398  Sales to external customers  $488  $394  Sales to internal customers  $6  $4  Segment operating income  $188  $105  Depreciation and amortization  $15  $17  Segment EBITDA  $203  $122

 Potash  24  First quarter 2022  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.  (1) Primarily includes salt produced in Spain, metal magnesium-based products and sales of excess electricity produced in Israel; (2) Potash average realized price (USD per ton) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily marine transportation costs.  Potash US$M  1Q’22  1Q’21  Segment sales  $795  $349  Sales to external customers  $648  $254  Sales to internal customers  $43  $22  Other and eliminations(1)  $104  $73  Gross profit  $523  $135  Segment operating income  $410  $29  Depreciation and amortization  $40  $33  Segment EBITDA  $450  $62  Average realized price(2)  $601  $257  Potash production and sales  000s of tons  1Q’22  1Q’21  Production  1,093  1,152  Total sales, including internal sales  1,150  1,075  Closing inventory  298  353  US$M  1Q Sales  2021  $349  Quantity  $17  Price  $441  Exchange rates  ($12)  2022  $795  US$M  1Q Segment EBITDA  2021  $62  Quantity  $2  Price  $441  Exchange rates  ($10)  Energy  ($11)  Transportation  ($9)  Operating and other expenses  ($25)  2022  $450

 Phosphate Solutions  25  First quarter 2022  Phosphate Solutions US$M  1Q’22  1Q’21  Segment sales  $798  $502  Specialty  $437  $294  Commodity  $361  $208  Segment operating income  $200  $42  Specialty  $102  $35  Commodity  $98  $7  Segment EBITDA  $247  $94  Specialty  $115  $48  Commodity  $132  $46  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.  (1) For 1Q’22, represents $13 million in specialties and $34 million in commodities. For 1Q’21, represents $13 million in specialties and $39 million in commodities.   Phosphate Solutions US$M  1Q’22  1Q’21  Segment sales  $798  $502  Sales to external customers  $748  $467  Sales to internal customers  $50  $35  Segment operating income  $200  $42  Depreciation and amortization(1)  $47  $52  Segment EBITDA  $247  $94  US$M  1Q Sales  2021  $502  Quantity  $78  Price  $229  Exchange rates  ($11)  2022  $798  US$M  1Q Segment EBITDA  2021  $94  Quantity  $31  Price  $229  Exchange rates  ($4)  Raw materials  ($87)  Energy  ($2)  Transportation  ($4)  Operating and other expenses  ($10)  2022  $247

 Innovative Ag Solutions  26  First quarter 2022  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.  US$M  1Q Sales  2021  $340  New Brazilian Businesses’ contribution  $125  Quantity  ($32)  Price  $146  Exchange rates  ($13)  2022  $566  US$M  1Q Segment EBITDA  2021  $33  New Brazilian Businesses’ contribution  $19  Quantity  ($9)  Price  $146  Exchange rates  ($1)  Raw materials  ($59)  Energy  ($8)  Transportation  ($5)  Operating and other expenses  ($6)  2022  $110  Innovative Ag Solutions US$M  1Q’22  1Q’21  Segment sales  $566  $340  Sales to external customers  $556  $337  Sales to internal customers  $10  $3  Segment operating income  $93  $20  Depreciation and amortization  $17  $13  Segment EBITDA  $110  $33

Consolidated results analysis

First quarter 2022

US$M	Sales	Expenses	Operating Income	EBITDA	Notes:
1Q'21	**$1,510**	**($1,325)**	**$185**		
Total adjustments 1Q'21[1]	-	-	-		
Adjusted 1Q'21 figures	**$1,510**	**($1,325)**	**$185**	**$302**	
New Brazilian Businesses' contribution	$125	($109)	$16	$19	**Positive** – includes acquisition of Compass Minerals América do Sul S.A. (ADS) in July 2021.
Quantities	($12)	$17	$5	$5	**Positive** – primarily strong sales volumes of acids in most regions and phosphate fertilizers, also an increase in sales volume of potash from the higher-margin ICL Dead Sea site. **Negative** – lower sales volume of bromine-based industrial solutions, mainly clear brine fluids, bromine- and phosphorus-based flame retardants, as well as lower sales volumes of specialty agriculture and FertilizerpluS products, mainly in Europe.
Prices	$945	-	$945	$945	**Positive** – primarily an increase of $344 in avg. realized price/ton of potash YoY, increases in selling prices of phosphate fertilizers, acids, bromine- and phosphorous-based flame retardants, bromine-based industrial solution specialty minerals and specialty agriculture and FertilizerpluS products.
Exchange rates	($43)	$21	($22)	($22)	**Negative** – primarily depreciation of the Euro against the U.S. dollar, as well as the appreciation of the Israeli shekel against the U.S. dollar.
Raw materials	-	($153)	($153)	($153)	**Negative** – primarily higher prices of sulfur consumed during the quarter, commodity fertilizers, and raw materials used to produce bromine- and phosphorus-based flame retardants.
Energy	-	($23)	($23)	($23)	**Negative** – primarily increase in electricity prices, mainly in Europe.
Transportation	-	($25)	($25)	($25)	**Negative** – higher transportation costs.
Operating and other expenses	-	($48)	($48)	($46)	**Negative** – higher operational costs, mainly payments of royalties as a result of higher revenue.
Adjusted 1Q'22 figures	**$2,525**	**($1,645)**	**$880**	**$1,002**	
Total adjustments 1Q'22[1]	-	*$22*	*$22*		
1Q'22	**$2,525**	**($1,623)**	**$902**		

(1) See adjustments to reported operating and net income (non-GAAP) in the current quarter's 6-K report.

ICL 27

Reconciliation tables  28  Note: Numbers may not add, due to rounding and set-offs.  (1) Average liabilities during given quarter.  US$M  1Q’22  1Q’21  Average debt(1)  $3,050   $2,825   Annual interest rate  3.8%  3.9%  Interest expenses  $29   $28   Interest income  ($2)  ($1)  Interest capitalization  ($2)  ($6)  Interest expenses, net  $25   $21   Total hedging and balance sheet revaluation  $4   ($5)  Employee benefits interest and other  $5   $4   Net financial expenses  $34   $20   US$M  1Q’22  1Q’21  Adjusted operating income  $880   $185   Finance expenses, net  ($34)  ($20)  Share in earnings of equity-accounted investees and adjustments to financial expenses  -  -  Adjusted income before tax  $846   $165   Tax rate  26%  22%  Tax expenses  $216   $36   Carryforward losses for which deferred taxes were not recognized and other  ($3)  ($1)  Exchange rate impact  ($5)  ($12)  Adjusted tax expenses  $208   $23   Adjusted tax rate  25%  14%  Tax adjustments  $3   -  Reported taxes on income  $211   $23   Reported income before taxes  $868   $165   Reported effective tax rate  24%  14%  Finance expenses, calculation of adjusted income before tax and adjusted effective tax rate

 Reconciliation tables  29  Note: Numbers may not add, due to rounding and set-offs.  Calculation of segment EBITDA and margin US$M  Industrial Products  Potash  Phosphate Solutions  Innovative Ag Solutions  1Q’22  1Q’21  1Q’22  1Q’21  1Q’22  1Q’21  1Q’22  1Q’21  Segment sales  $494   $398   $795   $349   $798   $502   $566   $340   Segment operating income  $188   $105   $410   $29   $200   $42   $93   $20   Depreciation and amortization  $15   $17   $40   $33   $47   $52   $17   $13   Segment EBITDA  $203   $122   $450   $62   $247   $94   $110   $33   Segment EBITDA margin  41%  31%  57%  18%  31%  19%  19%  10%  Sales US$M  1Q’22  1Q’21  1Q’22  1Q’21  1Q’22  1Q’21  1Q’22  1Q’21  Asia   $211    $130    $232    $70    $239    $140    $66    $48   Europe   $156    $144    $149    $155    $212    $146    $251    $215   South America   $11    $13    $244    $24    $117    $58    $146    $14   North America   $97    $95    $100    $56    $170    $114    $49    $32   Rest of World   $19    $16    $70    $44    $60    $44    $54    $31   Total   $494    $398    $795    $349    $798    $502    $566    $340   Calculation of segment EBITDA and breakout of segment sales by region

 Reconciliation tables  30  Note: Numbers may not add, due to rounding and set-offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters’ earnings release. (2) Adjusted EBITDA under the prior definition for the period ended 3.31.22 and 3.31.21 was $977M and $295M, respectively. (3) Quarterly net debt to adjusted EBITDA ratio is calculated by dividing net debt by past four quarters adjusted EBITDA. (4) Also includes proceeds from sale of property, plants and equipment (PP&E).  Calculation of adjusted EBITDA US$M  1Q’22  1Q’21  Net income  $657  $142  Financing expenses, net  $34  $20  Share in earnings of equity-accounted investees  -  -  Taxes on income  $211  $23  Operating income  $902  $185  Adjustments(1)  ($22)  -  Depreciation and amortization  $122  $117  Adjusted EBITDA(2)  $1,002  $302  Net debt to adjusted EBITDA(3) US$M  1Q’22  Net debt  $2,376  Adjusted EBITDA  $2,320  Net debt to adjusted EBITDA  1.0  Calculation of free cash flow US$M  1Q’22  1Q’21  Cash flow from operations  $325  $206  Additions to PP&E, intangible assets, and dividends from equity-accounted investees(4)  ($107)  ($147)  Free cash flow  $218  $59  Calculation of adjusted EBITDA, net debt to adjusted EBITDA and free cash flow

 Reconciliation tables  31  Note: Numbers may not add, due to rounding and set-offs.  (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters’ earnings release. (2) Adjusted diluted earnings per share is calculated by dividing adjusted net income attributable by weighted-average number of diluted ordinary shares outstanding.   Calculation of adjusted net income, attributable and adjusted EPS  Calculation of adjusted net income, attributable US$M  1Q’22  1Q’21  Net income, attributable  $632  $135  Adjustments(1)  ($22)  -  Total tax adjustments  $3  -  Adjusted net income, attributable  $613  $135  Calculation of adjusted diluted earnings per share  US$M, ex. per share data  1Q’22  1Q’21  Adjusted net income, attributable  $613  $135  Weighted-average number of diluted ordinary shares outstanding (in thousands)  1,290,965  1,282,912  Adjusted diluted earnings per share(2)  $0.48  $0.11

 Guidance and non-GAAP financial measures  32  Guidance  The company only provides guidance on a non-GAAP basis. We do not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation, in particular because special items, such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected EBITDA (non-GAAP). Our guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products and Innovative Ag Solutions segments and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment, as we believe this information is useful to investors in reflecting the specialty portion of our business  Non-GAAP financial measures  We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization and adjust items presented in the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the Company’s “adjusted EBITDA” calculation is no longer adding back “minority and equity income, net. While “minority and equity income, net” reflects the share of an equity investor in one of our owned operations, since adjusted EBITDA measures the Company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective. For additional information regarding this adjustment for prior periods, please see the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity” below. You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: May 11, 2022